SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   3 )*

NetScout Systems, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

64115 T 10 4

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64115 T 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Narendra Popat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 926,462 shares

	6.	Shared Voting Power 555,660 shares

	7.	Sole Dispositive Power 926,462 shares

	8.	Shared Dispositive Power 555,660 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,122 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTION BEFORE FILLING OUT

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jyoti Popat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,393,563 shares

	6.	Shared Voting Power 476,056 shares

	7.	Sole Dispositive Power 1,393,563 shares

	8.	Shared Dispositive Power 476,056 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,869,619 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTION BEFORE FILLING OUT

Item 1.
	(a)	Name of Issuer NetScout Systems, Inc. (the “Company”).
	(b)	Address of Issuer's Principal Executive Offices 310 Littleton Road, Westford, MA 01886.

Item 2.
	(a)	Name of Person Filing Narendra Popat and Jyoti Popat.
(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Narendra Popat is 310 Littleton Road, Westford, MA 01886.  The residence of Jyoti Popat is 355 Pope Road, Concord, MA 01742.

	(c)	Citizenship Narendra Popat and Jyoti Popat are citizens of the United States.
	(d)	Title of Class of Securities Common Stock, $.001 Par Value.
	(e)	CUSIP Number 64115 T 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:    Mr. Popat beneficially owns 1,482,122 shares of Common Stock.  Mr. Popat directly owns 898,535 shares of Common Stock and has presently-exercisable options to purchase 27,927 shares of Common Stock.  In addition, 215,660 shares are held by two trusts for the benefit of Mr. Popat’s children; Mr. Popat is one of two trustees of each such trust.

Mrs. Popat beneficially owns 1,869,619 shares of Common Stock, including an aggregate of 136,056 shares held by trusts for the benefit of Mr. and Mrs. Popat’s children; Mrs. Popat is one of the trustees of such trusts.  Mrs. Popat directly owns 1,393,563 shares of Common Stock.

340,000 shares of Common Stock are held by a family limited partnership of which Mr. and Mrs. Popat are the general partners and trusts for the benefit of their children are limited partners.

Mr. and Mrs. Popat are spouses.  Mr. Popat may be deemed to beneficially own the 1,869,619 shares of Common Stock beneficially owned by Mrs. Popat.  Mr. Popat disclaims beneficial ownership of 1,393,563 of such shares.  Mrs. Popat may be deemed to beneficially own the 1,482,122 shares of Common Stock beneficially owned by Mr. Popat.  Mrs. Popat disclaims beneficial ownership of 1,142,122 of such shares.

The amount beneficially owned by Mr. and Mrs. Popat does not include 242,664 shares of Common Stock held by The Jyoti N. Popat GRAT – 2001, 863,773 shares of Common Stock held by The Jyoti N. Popat GRAT II – 2001, 1,000,000 shares of Common Stock held by the Millennium Trust, and 130,000 shares held by the Popat Family Trust.  Neither Mr. Popat nor Mrs. Popat have voting power or dispositive power over the shares of Common Stock held by such trusts.

(b)

Percent of class:
Narendra Popat:  4.9%

Jyoti Popat:  6.2%

The foregoing percentages are calculated based on the 29,982,671 shares of Common Stock reported to be outstanding on February 6, 2003 in the Company’s Form 10-Q for the quarter ended December 31, 2002.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Narendra Popat: 926,462 Jyoti Popat: 1,393,563
		(ii)	Shared power to vote or to direct the vote Narendra Popat: 555,660 Jyoti Popat: 476,056
		(iii)	Sole power to dispose or to direct the disposition of Narendra Popat: 926,462 Jyoti Popat: 1,393,563
		(iv)	Shared power to dispose or to direct the disposition of Narendra Popat: 555,660 Jyoti Popat: 476,056

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) nor §240.13d-1(c).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date
/s/ Narendra Popat
Signature
Narendra Popat
Name/Title

/s/ Jyoti Popat
Signature
Jyoti Popat
Name/Title

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of shares of capital stock of NetScout Systems, Inc.

February 13, 2003
Date
/s/ Narendra Popat
Signature
Narendra Popat
Name/Title

/s/ Jyoti Popat
Signature
Jyoti Popat
Name/Title